CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,256,000	$307.72

Pricing supplement no. 848 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and Product Supplement No. 2-I dated November 14, 2011	Registration Statement No. 333-177923 Dated November 16, 2012 Rule 424(b)(2)

Structured Investments	$2,256,000 Capped Contingent Buffered Notes Linked to Gold due November 28, 2013

General

•	The notes are designed for investors who seek unleveraged exposure to the appreciation of the Commodity Price of Gold from and including the pricing date to and including the Observation Date, up to the Maximum Return of 12.75%. Investors should be willing to forgo interest payments and, if the Ending Commodity Price of Gold is less than the Commodity Strike Price by more than the Contingent Buffer Percentage, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing November 28, 2013†
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on November 16, 2012 and are expected to settle on or about November 21, 2012.

Key Terms

Commodity:	The notes are linked to the price of Gold (“Gold” or the “Commodity”), which will be determined by reference to the official afternoon fixing level of Gold (Bloomberg ticker “GOLDLNPM”).
Contingent Buffer Percentage:	15.00%
Payment at Maturity:

If the Ending Commodity Price is greater than the Commodity Strike Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Commodity Return, subject to the Maximum Return. Accordingly, if the Ending Commodity Price is greater than the Commodity Strike Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return), subject to the Maximum Return

If the Ending Commodity Price is equal to or less than the Commodity Strike Price by up to the Contingent Buffer Percentage of 15.00%, you will receive the principal amount of your notes at maturity.

If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage of 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Commodity Strike Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return)

If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage of 15.00%, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.

Maximum Return:	12.75%, which results in a maximum payment at maturity of $1,127.50 per $1,000 principal amount note
Commodity Return:	Ending Commodity Price – Commodity Strike Price Commodity Strike Price
Commodity Strike Price:	$1,713.50, which is the Commodity Price of the Commodity on the pricing date
Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:	On any day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “GOLDLNPM” on that day
Observation Date†:	November 25, 2013
Maturity Date†:	November 28, 2013
CUSIP:	48126DLM9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity,” and “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I

Investing in the Capped Contingent Buffered Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$2,256,000	$22,560	$2,233,440
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-43 of the accompanying product supplement no. 2-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 16, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 13, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I.

JPMorgan Structured Investments —	PS-1
Capped Contingent Buffered Notes Linked to Gold

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Commodity Strike Price of $1,700 and reflects the Maximum Return of 12.75% and the Contingent Buffer Percentage of 15.00%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Commodity Price	Commodity Return	Total Return
$2,975.00	75.00%	12.75%
$2,805.00	65.00%	12.75%
$2,550.00	50.00%	12.75%
$2,380.00	40.00%	12.75%
$2,210.00	30.00%	12.75%
$2,040.00	20.00%	12.75%
$1,955.00	15.00%	12.75%
$1,916.75	12.75%	12.75%
$1,870.00	10.00%	10.00%
$1,785.00	5.00%	5.00%
$1,742.50	2.50%	2.50%
$1,700.00	0.00%	0.00%
$1,657.50	-2.50%	0.00%
$1,615.00	-5.00%	0.00%
$1,530.00	-10.00%	0.00%
$1,445.00	-15.00%	0.00%
$1,444.83	-15.01%	-15.01%
$1,360.00	-20.00%	-20.00%
$1,275.00	-25.00%	-25.00%
$1,190.00	-30.00%	-30.00%
$1,020.00	-40.00%	-40.00%
$850.00	-50.00%	-50.00%
$680.00	-60.00%	-60.00%
$510.00	-70.00%	-70.00%
$340.00	-80.00%	-80.00%
$170.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of the Commodity increases from the Commodity Strike Price of $1,700 to an Ending Commodity Price of $1,785. Because the Ending Commodity Price of $1,785 is greater than the Commodity Strike Price of $1,700 and the Commodity Return of 5.00% does not exceed the Maximum Return of 12.75%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050

Example 2: The price of the Commodity decreases from the Commodity Strike Price of $1,700 to an Ending Commodity Price of $1,445. Although the Commodity Return is negative, because the Ending Commodity Price of $1,445 is less than the Commodity Strike Price of $1,700 by not more than the Contingent Buffer Percentage of 15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The price of the Commodity increases from the Commodity Strike Price of $1,700 to an Ending Commodity Price of $2,380. Because the Ending Commodity Price of $2,380 is greater than the Commodity Strike Price of $1,700 and the Commodity Return of 40.00% exceeds the Maximum Return of 12.75%, the investor receives a payment at maturity of $1,127.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The price of the Commodity decreases from the Commodity Strike Price of $1,700 to an Ending Commodity Price of $1,020. Because the Ending Commodity Price is negative and the Ending Commodity Price of $1,020 is less than the Commodity Strike Price of $1,700 by more than the Contingent Buffer Percentage of 15.00%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Capped Contingent Buffered Notes Linked to Gold

Selected Purchase Considerations

•	CAPPED, UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return at maturity equal to the Commodity Return, up to the Maximum Return of 12.75%. Accordingly, the maximum payment at maturity is $1,127.50 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Commodity Price is not less than the Commodity Strike Price by more than 15%. If the Ending Commodity Price is less than the Commodity Strike Price by more than 15%, for every 1% that the Ending Commodity Price is less than the Commodity Strike Price, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.
•	RETURN LINKED SOLELY TO THE FIXING LEVEL OF GOLD — The return on the notes is linked solely to the fixing level of a single commodity, Gold. The Commodity Price on any day reflects the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM” on that day, and the Commodity Return reflects the performance of the Commodity Price of Gold, expressed as a percentage, from the Commodity Strike Price to the Commodity Price to the Ending Commodity Price. The Commodity Price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity — Commodity Reference Prices and Index Closing Level” and “The Commodities” in the accompanying product supplement no. 2-I.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether, and the extent to which, the Commodity Return is positive or negative. If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage of 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Commodity Strike Price. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Commodity Price is greater than the Commodity Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000
JPMorgan Structured Investments —	PS-3
Capped Contingent Buffered Notes Linked to Gold

plus an additional return that will not exceed the Maximum Return of 12.75%, regardless of the appreciation in the Commodity Price, which may be significant.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE — If the Commodity Price on the Observation Date (i.e., the Ending Commodity Price) is less than the Commodity Strike Price by more than the Contingent Buffer Percentage of 15.00%, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Price.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	INVESTMENTS RELATED TO THE PRICE OF GOLD MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These variables may create additional investment risks that may cause the price of Gold to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Gold or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
•	THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time
JPMorgan Structured Investments —	PS-4
Capped Contingent Buffered Notes Linked to Gold

and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
•	THE COMMODITY PRICE OF GOLD ON THE OBSERVATION DATE WILL BE DETERMINED BY REFERENCE TO A FIXING LEVEL REPORTED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE FIXING LEVEL BEING DETERMINED BY THE LBMA — Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Commodity Price of Gold, which will be determined by reference to a fixing level reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity — Commodity Reference Prices and Index Closing Level” and “The Commodities” in the accompanying product supplement no. 2-I.
•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Gold and interest rates at any time on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility, — the frequency and magnitude of changes — in the price of Gold;
•	supply and demand trends for Gold;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-5
Capped Contingent Buffered Notes Linked to Gold

Historical Information

The following graph sets forth the historical performance of Gold based on the Commodity Prices from January 5, 2007 through November 16, 2012. The Commodity Price on November 16, 2012 was $1,713.50. We obtained the Commodity Prices below from Bloomberg Financial Markets, without independent verification.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-6
Capped Contingent Buffered Notes Linked to Gold